SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras 2013 Results and New Pre-salt Record: 412,000 barrels of oil per day

2030 Strategic Plan and 2014-2018 Business and Management Plan

Rio de Janeiro, March 6th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its pre-salt fields operated by the Company, on February 27th, produced 412,000 barrels of oil, a new daily production record.

Obtained with just 21 production wells, this figure demonstrates the high-productivity of the pre-salt fields. On February 18th, the first well to start production using the innovative Buoy Supported Riser (BSR) technology went into operation on the FPSO Cidade de São Paulo. It produced an impressive 36,000 barrels of oil per day (bpd).

These results, made possible by objective managerial decisions, led Petrobras to post a 2013 Net Income of R$ 23.6 billion, up by 11% from 2012.

In fact, the highlight of the result in 2013 was the successful implementation of the Structuring Programs. By establishing productivity goals as well as pledging commitment to investment projects, these programs have imposed discipline in the use of the company’s financial resources.

Management Focused on Efficiency, Productivity and Capital Discipline

Through PROCOP (Operating Expenses Optimization Program), we have saved R$ 6.6 billion, largely exceeding the R$ 3.9 billion target of 2013. PRODESIN (Divestment Program) actions have contributed with R$ 8.5 billion to Cash Flow.

Since the restructure of the Divestment Program, in 2012, we have performed 21 transactions, totaling R$ 23.4 billion in asset sales and financial restructuring. The major oil companies BP, Shell, Exxon, Total and Chevron followed a similar path and from 2010 to 2012 carried out 127 transactions totaling US$162 billion – 72 divestments and 55 acquisitions.

Another important initiative was PROEF (Campos Basin Operational Efficiency Increase Program), which added 63,000 bpd in additional oil output. In 2013, the operational efficiency rate was 75% at the Campos Basin Operational Unit and 92% at the Rio Operational Unit. Without the Program, efficiency rates would have been 68% and 90%, respectively.

Without incurring costs of hiring new employees, the Mobiliza Program has allowed 1,133 internal transfers to take place, improving the placement of company personnel. In addition, the Voluntary Separation Incentive Plan (PIDV), aimed at eligible employees aged 55 or older, may reach some 10% of the workforce.

We implemented the Corruption Prevention Program in 2013, reasserting Petrobras’ commitment to ethics and transparency.

Operating Results Highlights

Petrobras’ oil and natural gas production was 2,539,000 bpd in 2013, down by 2% from 2012’s production, which is similar to the reduction reported by the major oil companies. According to their records, the “majors” suffered a 2% drop in production from 2012 to 2013. When we analyze Petrobras’ performance since the pre-salt discover, we see that our oil and natural gas production grew by 11% from 2006 to 2013, while production of the “majors” during the same period fell by 6%.

We restate that this year our oil production in Brazil will grow by 7.5% (+/- 1% p.p.). To do so, we had the unprecedented completion of nine platforms, adding more than a million barrels per day in output capacity. Units P-63 and P-55 went into operation at the end of 2013, and P-58 and P-62 will start up production in the first and second quarter of 2014, respectively, as well as P-61 and TAD. Production growth in 2014 will be supported by two more units, Cidade de Ilhabela and Cidade de Mangaratiba, currently in the completion phase.

Refining output averaged 2,124,000 bpd of oil products, up by 6% from 2012, highlighting the increase in gasoline (+12%) and diesel (+9%) production.

Petrobras reported an Operating Income of R$ 34.4 billion, up by 6% from R$ 32.2 billion in 2012. Whereas the EBITDA rose by 18%, from R$ 53.4 billion in 2012 to R$ 63.3 billion in 2013.

Petrobras’ proven reserves in Brazil reached 16 billion barrels of oil equivalent, Reserves-to-Production ratio of 20 years and Reserve-Replacement Ratio of 131%, over 100% for 22 years in a row. In 2013, our exploratory success stood at 75% and was 100% in the pre-salt.

Another notable achievement was the Libra oilfield Auction, the first to take place under the production sharing agreement, resulting in the consortium comprised of Petrobras, Shell, Total, CNPC and CNOOC, companies with recognized offshore experience and financial soundness.

Note that the excellent operating results of 2013, as well as the lowest rates ever in the company’s history of reportable incidents related to fatal accidents and spills, were achieved despite an increase in man-hours exposure to risk.

2030 Strategic Planning: 2030 SP

On February 25th, 2014, Petrobras’ Board of Directors approved the company’s 2030 Strategic Plan. By analyzing the business environment worldwide (shale gas, tight oil and other fossil and renewable sources) besides the changes to the Brazilian regulatory framework, with the creation of the Transfer of Rights and Production Sharing Agreement, among others, Petrobras is paving the way to produce, on average, 4,000,000 bpd of oil from 2020 to 2030. By doing so we will position ourselves among the top five integrated energy companies worldwide.

Based on the average output of 4,000,000 bpd, we have established strategies for the other business segments, such as expanding refining capacity to 3.9 million bpd by 2030, in line with the growth of the domestic market, as well as the international activities with an emphasis on the oil and gas exploration in Latin America, Africa and USA.

With the 2030 Strategic Plan, Petrobras reaffirms its Mission to “perform in the oil and gas industry in an ethic, safe and profitable way, with social and environmental responsibility, providing products suited to the needs of its clients and contributing to the development of Brazil and the countries where it operates”.

Business and Management Plan: 2014-2018 BMP

In line with 2030 Strategic Plan, the Board also approved the 2014-2018 BMP, totaling US$ 220.6 billion to be invested by Petrobras over the next five years. An additional US$ 63 billion will be invested by partner companies in projects in Brazil, bringing the total to US$ 283.6 billion.

Petrobras’ oil production targets in Brazil are 3.2 million bpd in 2018 and 4.2 million bpd in 2020. In 2018, the pre-salt will account for 52% of our oil production.

In order to achieve these objectives, Petrobras will invest US$ 153.9 billion in E&P in Brazil, 60% of which will go to the pre-salt and 40% to the post-salt. Another notable achievement is the completion of the Abreu and Lima Refinery in 2014 and of the first refining train at Comperj in 2016.

Petrobras will finance these investments primarily by generating operating cash flow. The rise in production will make us net exporters and, therefore, our total revenue in Reais will rise if the exchange rate goes up (depreciation of the real against the US dollar) or if there is a rise in the international oil price.

Thus, by forecasting decreasing international oil prices and lower exchange rates (appreciation of the Real against the US dollar), the conditions for the financing analysis are indeed more rigorous. Our simulations show that the exchange rates at higher trajectory (depreciation of the Real against the US dollar) will improve Petrobras’ results in the 2014-2018 period, even in cases where the immediate parity of oil products to international prices is not considered.

The Structuring Programs will be maintained in the 2014-2018 BMP as a management tool that will ensure, along with investment projects, the company’s growth in the next years.

Indeed, we are building a high value Company: training our employees, mastering technologies necessary for the implementation of projects, our significant oil reserves, growing production and incessant drive to increase efficiency, productivity and capital discipline will lead us to better results. Increasing share value and fair return to shareholders is a natural consequence of the fulfillment of our obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.